1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com MATTHEW K KERFOOT matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

December 28, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attn: Sonia Gupta Barros

Re:	Equinox Frontier Funds
Equinox Frontier Diversified Fund
Equinox Frontier Masters Fund
Equinox Frontier Long/Short Commodity Fund
Equinox Frontier Balanced Fund
Equinox Frontier Select Fund
Equinox Frontier Winton Fund
Equinox Frontier Heritage Fund
Preliminary Proxy Statements on Schedule 14A
File No. 000-51274

Ladies and Gentlemen:

Each of the seven series of the Equinox Frontier Funds, a Delaware statutory trust (the “Trust”), listed above has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its respective preliminary proxy statement on Schedule 14A (collectively, the “Proxy Statements”). On behalf of the Trust, we hereby respond to the comments of the staff (the “Staff”) of the Commission in a letter dated December 21, 2016 from Sonia Gupta Barros of the Staff to Robert J. Enck, President and Chief Executive Officer of Equinox Fund Management, LLC, the managing owner of the Trust. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1 to the Proxy Statements, as filed and marked with the changes from the initial filing of the preliminary proxy statement of each series of the Trust. Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statements.

1.

It appears your proposal is seeking shareholder approval to (1) change the managing owner; (2) enter into the Unit Purchase Agreement; (3) amend the Trust Agreement; and (4) redeem the remainder of Equinox’s General Units. Please revise your disclosure to clarify that you are seeking shareholder approval for all

Sonia Gupta Barros December 28, 2016 Page 2

these items, if true. Please also revise your proxy statement to unbundle these items into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

Response:

The Trust respectfully submits that it is not seeking Unitholder approval for entering into the Unit Purchase Agreement, as the Unit Purchase Agreement has already been executed. As noted in the Proxy Statements, Unitholder approval of the Company as the new managing owner of the Trust is a condition to closing of the transactions contemplated by the Unit Purchase Agreement.

The Trust respectfully submits that unbundling of the amendment to the Trust Agreement (the “Amendment”) and the redemption of certain General Units held by Equinox (the “Redemption”) into separate proposals is not required under Rule 14a-4(a)(3) because such matters are inextricably intertwined with the approval of the substitution of Frontier Fund Management as the new managing owner of the Trust.

The Staff has stated that matters that are “so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.”1 The Amendment is simply the legal documentation by which the substitution of the managing owner is accomplished. The Redemption is one of the conditions of the Unit Purchase Agreement without which Wakefield would not agree to acquire the controlling equity interest in Frontier Fund Management and have Frontier Fund Management become the managing owner of the Trust. Therefore, the Trust respectfully submits that the Amendment and the Redemption are inextricably intertwined with the substitution of Frontier Fund Management as the new managing owner of the Trust. However, as requested, the Trust has revised the Proxy Statements to clarify that the only item that Unitholders are being asked to consent to is the substitution of the new managing owner to the Trust.

The Trust notes that the Amendment may include certain administrative revisions to the Trust Agreement, such as changing the name of the Trust and each series of the Trust to remove references to “Equinox” and also specifying the mechanism for the Redemption. However, such amendments are permitted without Unitholder approvals by Section 11.1(b)(iii) of the Trust Agreement, which generally permits the managing owner of the Trust to make such amendments to the Trust Agreement without Unitholder approval as the managing owner deems advisable, so long as such amendments do not affect allocations of profits and losses or adversely affect the limitations on liability of the Unitholder.

[1]	Compliance and Disclosure Interpretations, Exchange Act rule 14a-4(a)(3), last updated January 24, 2014 (available at: https://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm).

Sonia Gupta Barros December 28, 2016 Page 3

2.

Please tell us what consideration you have given to including a copy of the Second Amended and Restated Declaration of Trust, the Trust Agreement, and the Unit Purchase Agreement as annexes to your proxy statement.

Response:

The Trust respectfully submits that the Unit Purchase Agreement is an agreement that documents a transaction among Equinox, Frontier Fund Management and Wakefield. The Trust is not a party to the Unit Purchase Agreement, and the Trust believes that the Unit Purchase Agreement is not material to a Unitholder’s consideration of the proposal included in the Proxy Statements. Moreover, the Trust is not aware of any federal securities law requirement that would otherwise necessitate the filing of the Unit Purchase Agreement with the Commission. The Trust notes, in this regard, that the Managing Owner Substitution Proposal does not involve a merger or reorganization of the Trust or any series of the Trust in which the Trust would be required to file a plan of reorganization or other agreement as an exhibit to the Proxy Statements under Item 1011(a) of Regulation M-A.

The Trust notes that the Second Amended and Restated Declaration of Trust and Trust Agreement of the Trust, dated as of December 9, 2013 (the “Trust Agreement”), are both contained in the same document. The Trust respectfully submits that, other than the change in managing owner, no material terms of the Trust Agreement are being amended as part of the Managing Owner Substitution Proposal and, as noted in the response to the Staff’s comment above, any other amendments to the Trust Agreement could be adopted by the managing owner of the Trust without Unitholder consent. The Trust specifically notes that the fees payable by, distribution rights of, and limitations on liability of Unitholders will not change as the result of the transactions described in the Proxy Statements. Therefore, the Trust believes that Trust Agreement is not material to a Unitholder’s consideration of the proposal included in the Proxy Statements. The Trust notes that the Trust Agreement has been previously filed with the Commission as Exhibit 3.2 to a Form 8-K filed by the Trust on December 11, 2013. As noted in the preceding paragraph, the change in managing owner does not involve a merger or reorganization of the Trust or any series of the Trust, in which the Trust would be required to file a plan of reorganization or other agreement as an exhibit to the Proxy Statements under Item 1011(a) of Regulation M-A.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.641.5694 (or by e-mail at matthew.kerfoot@dechert.com) or Stephen Leitzell at 215.994.2621 (or by e-mail at stephen.leitzell@dechert.com). Thank you for your cooperation and attention to this matter.

Sonia Gupta Barros December 28, 2016 Page 4

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot

cc:	Rahul K. Patel, Securities and Exchange Commission
Robert J. Enck, Equinox Fund Management, LLC
Patrick J. Kane, Wakefield Advisors, LLC

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